SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE 58th ANNUAL SHAREHOLDERS’ MEETING AND
THE 185th SPECIAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: April 25, 2013, at 2:30 p.m. 3. CALL NOTICE: The Call Notice was published in the Official Gazette of the State of Paraná and Gazeta do Povo newsletter. 4. QUORUM: Shareholders representing ninety-three point seventy-four (93.74%) of voting capital, as well as shareholders representing sixty-three point zero five (63.05%) of preferred shareholders. 5. PRESIDING BOARD: ROBERTO ALTHEIM - Chairman; MAURICIO SCHULMAN –Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS: 58th ANNUAL SHAREHOLDERS’ MEETING:
ITEM 1 – the voting shareholders unanimously approved the Management’s Annual Report, the statement of financial position and other financial statements for 2012;
ITEM 2 – the majority of voting shareholders approved, as per resolution of the 140th Board of Directors’ Meeting held on March 20, 2013, the Management’s proposal for allocation of net income for 2012 totaling seven hundred million, six hundred eighty-eight thousand, one hundred sixty-seven reais and thirty-four cents (R$700,688,167.34), as follows: a) thirty-five million, thirty-four thousand, four hundred eight reais and thirty-seven cents (R$35,034,408.37), equivalent to 5% of net income, for Legal Reserve, in accordance with Article 40, item II, of the Bylaws; b) one hundred thirty-eight million and seventy-two thousand reais (R$138,072,000.00) for payment of interest on equity, as a partial replacement for the minimum mandatory dividends, in conformity with Articles 192 and 202 of Law 6404/1976, paragraph 7 of Article 9 of Law 9249, of December 26, 1995, and Article 6 of the Bylaws, which were already declared and prepaid on January 15, 2013, as per proposal of the 2028th Board of Executive Officers’ Meeting held on December 17, 2012, ratified by the 139th Board of Directors’ Meeting held on December 19, 2012; c) one hundred thirty million, four hundred eighty-two thousand, two hundred ninety-one reais and twenty-nine cents (R$130,482,291.29) for complementation of the minimum mandatory dividends, in conformity with Articles 192 and 202 of Law 6404/1976, paragraph 7 of Article 9 of Law 9249, of December 26, 1995, and Article 6 of the Bylaws, as well as for payment of supplementary minimum mandatory dividends. These dividends will be distributed as follows: R$0.45607 per common share (ON) and R$0.50169 per class B preferred share (PNB), payable within sixty (60) days as of this Meeting to shareholders of record as at today (April 25, 2013), and Copel shares will be traded ex-dividend as of April 26, 2013 (included); d) four hundred ninety-eight million, seven hundred forty-three thousand, six hundred eighty-three reais and eighty-two cents (R$498,743,683.82), corresponding to the remaining amount of net income for the year plus realization of equity valuation reserve, as Profit Retention Reserve, with the purpose of ensuring the Company’s investment program, in conformity with Article 196 of Law 6404/1976; and e) twenty-eight million, four hundred forty-six thousand, six hundred five reais and fourteen cents (R$28,446,605.14), payable to the employees by the Wholly-Owned Subsidiaries as profit sharing, as an instrument for integration of capital and labor and as an incentive to productivity;
ITEM 3 – the voting shareholders unanimously elected the following persons to compose the Fiscal Council for the 2013/2014 term of office: a) as sitting members: Joaquim Antonio Guimarães de Oliveira Portes, Nelson Leal Junior, José Tavares da Silva Neto, Gustavo Henrique Fabricio and Carlos Eduardo Parente de Oliveira Alves; and b) as respective alternates: Osni Ristow; Roberto Brunner; Gilmar Mendes Lourenço; Bruno Cabral Bergamasco; and Flavio Jarczun Kac;
ITEM 4 – the majority of the voting shareholders elected the following persons to compose the Board of Directors for the 2013/2015 term of office: Mauricio Schulman, as Chairman of the Board of Directors; Lindolfo Zimmer, as executive secretary; Paulo Procopiak de Aguiar;

José Richa Filho; Carlos Homero Giacomini; Natalino das Neves; Ney Amilton Caldas Ferreira; Mauricio Borges Lemos; and Marco Aurelio Rogeri Armelin;
ITEM 5 – the voting shareholders unanimously approved the management and fiscal council’s annual overall compensation, fixed at up to R$12,986,513.94 for 2013;
ITEM 6 – the voting shareholders unanimously approved the proposal to maintain the Official Gazette of the State of Paraná and Gazeta do Povo newsletter, headquartered in Curitiba, state of Paraná, as means of publication of documents required by Article 289 of Law 6404/76, and the Management, at its exclusive discretion, may publish the Financial Statements in summary or complete format, in widely-read newspapers located in São Paulo, where the São Paulo Stock Exchange is headquartered.

185th SPECIAL SHAREHOLDERS’ MEETING:
ITEM 1 – the voting shareholders unanimously approved the amendment to the head provision of Article 4, according to the prerogative set forth in paragraph 1 of Article 7, both of them in the Company’s Bylaws, due to the conversion of class A preferred shares into class B preferred shares, which shall be read as follows: Article 4 – Paid-up capital stock is six billion and nine hundred ten million reais (R$6,910,000,000.00), represented by two hundred seventy-three million, six hundred fifty-five thousand and three hundred seventy-five (273.655.375) no-par shares, of which one hundred forty-five million, thirty-one thousand and eighty (145,031,080) are common shares and one hundred twenty-eight million, six hundred twenty-four thousand and two hundred ninety-five (128,624,295) are preferred shares and, of the latter amount, three hundred eighty-one thousand and seven hundred sixty-seven (381,767) are class A shares, whereas one hundred twenty-eight million, two hundred forty-two thousand and five hundred twenty-eight (128,242,528) are class B shares.
7. SIGNATURES: ROBERTO ALTHEIM – Representative of the State of Paraná and Chairman of the Meetings; MAURICIO SCHULMAN – Chairman of the Board of Directors of Copel; LINDOLFO ZIMMER – Chief Executive Officer of the Company and Executive Secretary of the Board of Directors; JOSÉ TAVARES DA SILVA NETO – sitting member of the Fiscal Council; JOÃO ALBERTO DIAS PANCERI – KPMG Auditores Independentes; MARCELO CERIZE - SKOPOS HG BRK FUND LLC; SKOPOS CARDEAL FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS CAURÉ FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS HG FUND LLC; SKOPOS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS KINNERET FUNDO DE INVESTIMENTO EM AÇÕES; SKOPOS BLUE BIRDS FUND DE INVESTIMENTO EM AÇÕES; MARCO AURÉLIO ROGERI ARMELIN - CLUBE DE INVESTIMENTO DEC; LONG BRASIL AÇÕES - FUNDO DE INVESTIMENTO; JAMERSON RAIMUNDO DE MATOS - THE BANK OF NEW YORK ADR DEPARTMENT; VINICIUS MACHADO SILVA - BNDES PARTICIPAÇÕES S.A.; NÁDIA ANDREZA OLIVEIRA - CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN FUND, LCC; GREEN II FUND LLC; NORGES BANK; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; WEST VIRGINIA INVESTIMENT MANAGEMENT BOARD; CANADA PENSION PLAN INVESTIMENT BOARD; SUNSUPER POOLED SUPERANNUATION TRUST; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; UNI-GLOBAL MINIMUM VARIANCE EMERGING MARKETS; REGIME DE RETRAITE DHYDRO-QUEBEC; COLLEGE RETIREMENT EQUITIES FUND; ILLINOIS STATE BOARD OF INVESTIMENT; VANGUARD EMERGING MARKETS STOCK INDEX FUND; JOHN DEERE PENSION TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE STREET EMERGING MARKETS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; THE PENSION RESRVES INVESTIMENT MANAG. BOARD; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; DUPONT PENSION TRUST; SHELL PENSION TRUST; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; BELLSOUTH CORPORATION RFA VEBA TRUST; MFS VARIABLE INSURANCE TRUST MFS UTIL SERIES; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; MFS VARIABLE INSURANCE TRUST II MFS UTILITIES PORTFOLIO; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMMON TRUST FUND; ALASKA PERMANENT

FUND; RAYTHEON COMPANY MASTER TRUST; FIREMEN S ANNUITY AND BEM. FD OF CHICAGO; THE FIRST CHURCH OF CHRIST SCIENT B MASS; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; CITY OF NEW YORK GROUP TRUST; MANAGED PENSION FUNDS LIMITED; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; IBM 401(K) PLUS PLAN; TEACHER RETIREMENT SYSTEM OF TEXAS; ISHARES MSCI BRAZIL (FREE) INDEX FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; THE SEVENTH SWEDISH NATIONAL PENSION FUND AP7 EQUITY FUND; INVESCO GLOBAL CORE EQUITY FUND; ASCENSION HEALTH MASTER PENSION TRUST; THE MONETARY AUTHORITY OF SINGAPORE; JOHN HANCOCK VARIABLE INSURANCE TRUST UTILITIES TRUST; STATE ST B AND T C INV F F T E RETIR PLANS; TREASURER OF THE ST. OF N. CAR.EQT.I.FD.P.TR; TEACHERS RET. SYSTEMS OF LOUSIANA; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; GMO M R FD (ONSH) A S O GMO M PORTIFOLIOS (ONSHORE) L.P; MICROSOFT GLOBAL FINANCE; EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN; JOHN HANCOCK VARIABLE INS TRUST INTER EQUITY INDEX TRUST B; ING MFS UTILITIES PORTFOLIO; GMI INVESTIMENT TRUST; WELLINGTON MANAG P C DIVER INFLATION HEDGES P QUALIFIED INVE; AT&T UNION WELFARE BENEFIT TRUST; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND; ALAHLI EMERGING MARKETS TRADING EQUITY FUND; INVESCO INTERNATIONAL CORE EQUITY FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; SSGA EMERGING MARKETS INDEX PLUS NON LENDING COMMON TR FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; NORTHERN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC INDEX FUND; EATON VANCE COLLECTIVE INVESTIMENT TFE BEM PLANS EM MQ EQUI FD; VANGUARD TOTAL WSI FD, A SOB INTERNATIONAL EQUITY INDEX FDS; MELLON BANK N A EB COLLECTIVE INVESTIMENT FUND PLAN; MINISTRY OF STRATEGY AND FINANCE; PICTET - EMERGING MARKETS INDEX; FIDELITY INVESTIMENT TRUST: FIDELITY SERIES EMERGING MARK FUN; PPL SERVICES CORPORATION MASTER TRUST; PICTET - FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKEST EQUITY ETF; DREYFUS INTERNATIONAL FUNDS, INC .-DREYFUS BRAZIL EQUITY FU; ISHARES MSCI EMERGING MARKETS INDEX FUND; NORTHERN TRUST UCITS COMMON CONTRACTUAL FUND; JAPAN TRUSTEE SERVICES BANK LTD. STB BRAZIL STOCK MOTHER FU; UPS GROUP TRUST; EMERGING MARKETS INDEX NON- LENDABLE FUND B; GMO REAL RETURN ASSET ALLOCATION FUND L P; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; DUPONT CAPITAL EMERGING MARKETS FUND; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; TIAA CREF FUNDS - TIAA CREF EMERGING MARKETS EQUITY I F; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; PYRAMIS GLOBAL EX U.S INDEX FUND L P; DBX MSCI BRAZILCURRENCY HEDGED EQUITY FUND; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; THE MTBJ LTD AS TRT F N ALL CWD E IN I F (TAX E QIIO); ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND; VANGUARD EMERGING MARKETS SELECT STOCK FUND; INVESCO EMERGING MARKETS EQUITY FUND; ISHARES MSCI ACWI EX US INDEX FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; ST. JAMES S PLACE GLOBAL EQUITY UNIT TRUST; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS IND FD; GMAM INVESTIMENT FUND TRUST; ILLINOIS STATE BOARD OF INVESTIMENT; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; ONTARIO TEACHERS PENSION PLAN BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF OHIO; SCOTIA LATIN AMERICAN FUND; WASHINGTON STATE INVESTIMENT BOARD; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; THRIVENT PARTNER WORLDWIDE ALLOCATION PORTFOLIO; BEST

INVESTIMENT CORPORATION; UAW RETIREE MEDICAL BENEFITS TRUST; FIDELITY SALEM STREET TRUST: SPARTAN GL EX U.S INDEX FUND; FIDELITY INVESTIMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; VANGUARD FUNDS PUBLIC LIMITED COMPANY; E V INTER (IRL) F PLC - E V INTER (IRL) P EMERGING M CORE F; FIDELITY EMERGING MARKETS EQUITY INVESTIMENT TRUST; MAINSTAY VP MFS UTILITIES PORTFLOIO; MAINSTAY VP DFA-DUPONT CAPITAL EMERGING MARKETS EQUITY PORTF; CHIMCO ALPHA FUND LLC; PICTET - EMERGING MARKETS SUSTAINABLE EQUITIES; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; FRANCISCAN ALLIANCE, INC; LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND; EATON VANCE INT (I) F PLC - E V I (I) HEXAVEST A-C GLOB E F; NZAM EM8 EQUITY PASSIVE FUND; JOSÉ OTÁVIO BANZZATTO; ULISSES KANIAK; LEANDRO JOSÉ GRASSMANN; DENISE TEIXEIRA GOMES – Secretary.

The full text of the Minutes of the 58th Annual Shareholders’ Meeting and the 185th Special Shareholders’ Meeting was recorded on pages 088 to 098 of Book 10 of Companhia Paranaense de Energia - Copel, registered at the Commercial Registry of the State of Paraná under No. 08/167840-1 on July 16, 2008.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.